UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)* Corrected†

Mindray Medical International Ltd.

(Name of Issuer)

Class A Ordinary Shares, HK$0.001 par value per share

(Title of Class of Securities)

602675100

(CUSIP Number)

December 31, 2011

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

†

This Corrected Schedule 13G/A3 is being filed to correct the Schedule 13G filed by the reporting persons on February 13, 2012, which inadvertently included a calculation error with respect to certain holdings reported therein and also was not designed as an amendment. Upon discovering these errors, the reporting persons promptly took steps to file this Corrected Schedule 13G/A3, which corrects those errors and makes certain other technical corrections.

CUSIP NO. 602675100	13G	Page 2 of 15

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Bank of Australia*
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australian Capital Territory, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,880,697 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,880,697 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,880,697 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 11.56% (based on 85,480,456 ordinary shares issued and outstanding, per Form 20-F/A (Annual and transition report of foreign private issuers [Sections 13 or 15(d)]) dated (06/05/2011)

12.	TYPE OF REPORTING PERSON BK/HC

*	This Corrected Schedule 13G/A3 is being filed to correct the Schedule 13G filed on February 13, 2011, which inadvertently misstated the holding of this reporting person as 9,894,202 shares.

CUSIP NO. 602675100	13G	Page 3 of 15

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial Holding Company Limited*
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,867,192 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,867,192 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,867,192 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 11.54% (based on 85,480,456 ordinary shares issued and outstanding, per Form 20-F/A (Annual and transition report of foreign private issuers [Sections 13 or 15(d)]) dated (06/05/2011)

12.	TYPE OF REPORTING PERSON HC

*	This Corrected Schedule 13G/A3 is being filed to correct the Schedule 13G filed on February 13, 2011, which inadvertently misstated the holding of this reporting person as 9,880,697 shares.

CUSIP NO. 602675100	13G	Page 4 of 15

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Insurance Holdings Limited*
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,867,192 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,867,192 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,867,192 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 11.54% (based on 85,480,456 ordinary shares issued and outstanding, per Form 20-F/A (Annual and transition report of foreign private issuers [Sections 13 or 15(d)]) dated (06/05/2011)

12.	TYPE OF REPORTING PERSON HC

*	This Corrected Schedule 13G/A3 is being filed to correct the Schedule 13G filed on February 13, 2011, which inadvertently misstated the holding of this reporting person as 9,880,697 shares.

CUSIP NO. 602675100	13G	Page 5 of 15

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial First State Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Victoria, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,816,453
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,816,453 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,816,453 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 11.48% (based on 85,480,456 ordinary shares issued and outstanding, per Form 20-F/A (Annual and transition report of foreign private issuers [Sections 13 or 15(d)]) dated (06/05/2011)

12.	TYPE OF REPORTING PERSON HC

CUSIP NO. 602675100	13G	Page 6 of 15

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First State Investments (Hong Kong) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,027,700 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,027,700 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,027,700 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.88% (based on 85,480,456 ordinary shares issued and outstanding, per Form 20-F/A (Annual and transition report of foreign private issuers [Sections 13 or 15(d)]) dated (06/05/2011)

12.	TYPE OF REPORTING PERSON HC

CUSIP NO. 602675100	13G	Page 7 of 15

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First State Investment Management (UK) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Scotland, United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,788,753 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,788,753 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,788,753 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.60% (based on 85,480,456 ordinary shares issued and outstanding, per Form 20-F/A (Annual and transition report of foreign private issuers [Sections 13 or 15(d)]) dated (06/05/2011)

12.	TYPE OF REPORTING PERSON HC

CUSIP NO. 602675100	13G	Page 8 of 15

Item 1(a)	Name of Issuer: Mindray Medical International Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Mindray Building
Keji 12th Road South
Hi-tech Industrial Park,
Nanshan, Shenzhen 518057

Item 2(a)	Name of Person Filing

Item 2(b)	Address of Principal Business Office

Item 2(c)	Citizenship

Commonwealth Bank of Australia
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000
Commonwealth of Australia
Australian Capital Territory

Colonial Holding Company Limited
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000
Commonwealth of Australia
New South Wales

Commonwealth Insurance Holdings Limited
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000
Commonwealth of Australia
New South Wales

Colonial First State Group Limited
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000
Commonwealth of Australia
Victoria

First State Investments (Hong Kong) Limited
6th Floor Three Exchange Square 8 Connaught Place
Central, Hong Kong

First State Investment Management (UK) Limited
23 St Andrew Square
Edinburgh EH2 1BB
Scotland

CUSIP NO. 602675100	13G	Page 9 of 15

Item 2(d)	Title of Class of Securities:

Class A Ordinary Shares, HK $0.001 par value per share

Item 2(e)	CUSIP Number: 602675100

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☒	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: First State Investments (Hong Kong) Limited and First State Investment Management (UK) Limited are investment advisers registered pursuant to the law of the jurisdiction in which each is located.

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☐

Item 4	Ownership:

(a)	Amount beneficially owned:

Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.

(b)	Percent of Class:

CUSIP NO. 602675100	13G	Page 10 of 15

Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.

(ii) shared power to vote or to direct the vote:

Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

(iii) sole power to dispose or to direct the disposition of:

Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.

(iv) shared power to dispose or to direct the disposition of:

Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

See Exhibit 99.2.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

CUSIP NO. 602675100	13G	Page 11 of 15

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. I also certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to the relevant subsidiaries referenced in Exhibit 99.2 to this Schedule 13G are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s), and that I undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP NO. 602675100	13G	Page 12 of 15

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 30th day of March 2012.

Commonwealth Bank of Australia

By:	/s/ John Damien Hatton
Name:	John Damien Hatton
Title:	Company Secretary

Colonial Holding Company Limited

By:	/s/ John Damien Hatton
Name:	John Damien Hatton
Title:	Director

Commonwealth Insurance Holdings Limited

By:	/s/ John Damien Hatton
Name:	John Damien Hatton
Title:	Director

Colonial First State Group Limited

By:	/s/ John Damien Hatton
Name:	John Damien Hatton
Title:	Director

First State Investments (Hong Kong) Limited

By:	/s/ Michael Stapleton
Name:	Michael Stapleton
Title:	Director

First State Investment Management (UK) Limited

By:	/s/ Greg Cooper
Name:	Greg Cooper
Title:	Director

CUSIP NO. 602675100	13G	Page 13 of 15

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

99.2	Item 7 Information